Filed Pursuant to Rule 433
Registration No. 333-271753

TruStage™

ZoneChoice Annuity | 6-Year Fact Sheet

Helping take the risk out of retirement

Issue limits

- **Minimum payment:** $5,000
- **Maximum payment (without prior approval):** $999,999
- **Issue ages:** 21–85
- **Plan types:** Traditional IRA, Roth IRA, SEP IRA, Beneficiary IRA, Non-Qualified Beneficiary (stretch), Non-Qualified
- **Issuing company for TruStage™ ZoneChoice Annuity:** MEMBERS Life Insurance Company



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Allocation options

Floors: Offer a fixed, maximum value you would lose in a down market.

Buffers: Provide protection against the first 10% of losses.

At issue: You decide how to allocate between eight risk control accounts (an account with interest credited based on the performance of an index) and the declared rate account. These options determine your comfort zone of growth potential and protection.

- 1-Year Declared Rate Account
- 1-Year S&P 500 Index with floor and cap
- 1-Year Dimensional US Small Cap Value Systematic Index with floor and cap
- 1-Year Barclays Risk Balanced Index with floor and cap
- 1-Year S&P 500 Index with -10% buffer and cap
- 1-Year Dimensional US Small Cap Value Systematic Index with -10% buffer and cap
- 6-Year S&P 500 Index with -10% buffer and participation rate
- 6-Year Dimensional US Small Cap Value Systematic Index with -10% buffer and participation rate
- 6-Year Barclays Risk Balanced Index with -10% buffer and participation rate

Transfers: At the end of every interest term (1-year or 6-year), you can transfer between allocation options and reset the floor. You can also transfer to the declared rate account during the interest term. The 6-year interest term is available at issue and every sixth anniversary thereafter unless there is less than six years until the payout date.

Crediting strategies

Interest is credited over the point-to-point interest term (1-year or 6-year). Cap rates and participation rates can change at the start of any new interest term and will be communicated at least two weeks in advance.

The 1-year accounts let you participate in the market's upside potential up to a cap. The 1-year term allows you to change your investment preferences with ZoneChoice annually and lock in gains.

The 6-year accounts may provide higher growth potential with a participation rate. The 6-year term allows you to change your investment preferences with ZoneChoice every six years.

Declared rate account: Interest rate is guaranteed for one year.

Fees and charges

No fees: There are no contract fees, administrative fees or upfront charges.

Surrender charges: If needs change and you must withdraw early during your surrender charge period, charges apply to amounts greater than the free amount.

Year	1	2	3	4	5	6	7+
Surrender charge	8%	8%	8%	7%	6%	5%	0%

Interest adjustment: Applies to withdrawals greater than the annual free amount on any day other than the allocation option maturity date (every six years). May increase or decrease the contract value depending on economic changes since the allocation option start date. The interest adjustment is measured over the allocation option period of six years and is a rolling six-year period.

Equity adjustment: The equity adjustment is used to calculate the risk control account value during the interest term and may increase or decrease the account value. It reflects the value of derivative instruments that hedge market risks associated with the risk control accounts. The equity adjustment does not apply to the declared rate account.

Withdrawals Annual free withdrawal amount: 10% of last anniversary value is available to withdraw without surrender charge or interest adjustment. Health hardship withdrawals: You have total access to contract value without surrender charge in certain times of need: If you are confined to a nursing home or hospital for 180 consecutive days after issue.1 If you are diagnosed as terminally ill with a life expectancy of less than one year.2 Death benefit Return of purchase payment: Equal to your contract value (including any applicable interest adjustment and equity adjustment) or your purchase payment adjusted for withdrawals — whichever is larger. Surrender charges do not apply. Spouse beneficiary may be able to continue contract.3 Income payout options After two years,4 you can convert your contract value into a steady stream of income: Installment payments guaranteed for any period from 10 to 30 years. Single life income with steady monthly payments guaranteed for your lifetime. Joint life income guaranteed for the lifetime of both you and a loved one. 1 I n Pennsylvania, 90 days after issue for nursing home confinement and 30 days for hospital confinement. In California, there is no waiting period for facility care, community-based services or home care. One year wait to exercise in Connecticut. Not available in Massachusetts. 2 In Washington, life expectancy is less than 24 months. One year wait to exercise in Connecticut. In Massachusetts, life expectancy is less than 24 months and must be full contract surrender. 3 In certain states under state law, civil union partners or domestic partners may be recognized as spouses to the extent allowed under federal tax law. Consult a licensed tax professional for tax advice. 4 In Florida, income can begin one year after issue. Certain payment options may not be available in all states. This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to www.trustage.com/annuities, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance.

For additional support visit www.trustage.com/annuities Important Disclosures Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to an Interest Adjustment. The Interest Adjustment can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 8% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1%. Withdrawals of taxable amounts are subject to ordinary income tax and, if taken before age 59½, may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of ZoneChoice and Barclays has no responsibilities, obligations or duties to investors in ZoneChoice. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of ZoneChoice (the “Issuer”). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or the ZoneChoice or investors in the ZoneChoice. Additionally, MEMBERS Life Insurance Company as issuer or producer of ZoneChoice may for itself execute transaction(s) with Barclays in or relating to the Index in connection with ZoneChoice. Investors acquire ZoneChoice from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in ZoneChoice. The ZoneChoice is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the ZoneChoice or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The use of “Dimensional” in the name of the Index and the related stylized mark(s) are service marks of Dimensional and have been licensed for use by CMFG Life Insurance Company (“CMFG Life”). CMFG Life has entered into a license agreement with Dimensional providing for the right to use the Index and related trademarks in connection with the TruStage™ ZoneChoiceAnnuity (the “Financial Product”). The Financial Product is not sponsored, endorsed, sold or promoted by Dimensional, and Dimensional makes no representation regarding the advisability of investing in such Financial Product. Dimensional has no responsibilities, obligations or duties to purchasers of the Financial Product, nor does Dimensional make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index. Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional has provided CMFG Life with all material information related to the Index methodology and the maintenance, operation and calculation of the Index. Dimensional makes no representation with respect to the completeness of information related to the Index provided by CMFG Life in connection with the offer or sale of any Financial Product. Dimensional has not published or approved this document, nor does Dimensional accept any responsibility for its contents or use. TruStage™ Annuities are issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer. 2000 Heritage Way, Waverly, IA 50677. MEMBERS Life is a stock insurance company. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Client Guide Base Policy Form Number: Base policy forms 2020-VAIL and 2020-VAIL(ID). Not a deposit • Not guaranteed by any bank or credit union • May lose value Not FDIC/NCUA insured • Not insured by any federal government agency ZCA-3314330.4-0423-0525 © TruStage